United States
                              Securities and Exchange Commission
                                    Washington, D.C. 20549


                                        SCHEDULE 13D

                          Under the Securities Exchange Act of 1934
                                      (Amendment No. 24)

                        John Hancock Patriot Premium Dividend Fund II
                                      (Name of Issuer)


                                         Common Stock
                               (Title of Class of Securities)


                                         41013T-10-5
                                       (CUSIP Number)



                                  The Commerce Group, Inc.
                                       211 Main Street
                                      Webster, MA 01570
                                       (508) 943-9000
                        (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)



                                        June 30, 2007
                  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240. Rule 13d-1(e), 240.13d-1(f) or 240.13d-
1(g), check the following box:    [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 24
                                            JULY 10, 2007




1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            The Commerce Group Inc.
            ID# 04-2599931

 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [  ]
                                                          (b) [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS                                      [WC]

5        CHECK BOX IF DISCLOSURE OF LEGAL                     [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                            13,102,383
8.       SHARED VOTING POWER                                   0
9.       SOLE DISPOSITIVE POWER                       13,102,383
10.      SHARED DISPOSITIVE POWER                              0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,102,383

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.6%

14.      TYPE OF REPORTING PERSON
           [HC]

CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 24
                                            JULY 10, 2007


ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of beneficial interest (the "Shares") of John Hancock Patriot Premium Dividend Fund II (the "Fund"), a Massachusetts business trust registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 601 Congress Street, Boston, MA 02210.


ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (c),(f)   This Schedule 13D is being filed by The Commerce Group
Inc. (the "Reporting Person"), a corporation formed under the laws of Massachusetts. The Reporting Person is a corporation whose principal offices are located at 211 Main Street, Webster, MA 01570.

     (d) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Reporting Person to purchase shares listed in Item 5(a) was working capital. This amount of the funds used to purchase such shares reported in Annex A aggregated approximately $1,169,603.


ITEM 4.  PURPOSE OF TRANSACTION

     No material change has taken place since the previous filing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Fund's reports with the Securities and Exchange Commission report that 44,236,135 Shares are outstanding. Based upon such number, the Reporting Person beneficially owns 29.6% of the Fund's outstanding Shares.

     (b) The Reporting Person is the beneficial owner (through its insurance subsidiary as listed below) of 13,102,383 shares, over which it has sole power of disposition and voting. Such number of Shares represents approximately 29.6% of the outstanding Shares.


                                              Shares                Cost

   The Commerce Insurance Company            13,102,383        $146,815,715


     (c) During the period from May 15 2007 through June 30, 2007 the Reporting Person has effected the following purchases of common stock, all of which were made on the New York Stock Exchange (see attached Annex A).

CUSIP No.: 41013T-10-5                      THE COMMERCE GROUP, INC.
                                            SCHEDULE 13D
                                            AMENDMENT No. 24
                                            JULY 10, 2007


        In addition, the Reporting Person received Shares of the Fund through the reorganization of three other funds that the Reporting Person also owned into the Fund. These other funds were John Hancock Patriot Premium Dividend Fund I, John Hancock Patriot Global Dividend Fund and John Hancock Patriot Preferred Dividend Fund.

     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Person.

     (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

   Annex A   Item 5(c) Information





                                            SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 10, 2007                                 THE COMMERCE GROUP INC.







                                          /s/ Robert E. McKenna
                                              Robert E. McKenna
                                              Vice President and
                                              Chief Accounting Officer

                                                  ANNEX  A
                                         Item 5 (c) - Information
PDT   41013T-10-5    JOHN HANCOCK PATRIOT DIV FUND II

TRANSACTIONS BETWEEN THE TRADE DATES OF:     05/15/07  TO 06/30/07
COMMERCE INSURANCE COMPANY


  TRADE           SETTLEMENT                                          ACQUISITION
  DATE               DATE           PURCHASES           PRICE            COST

PURCHASES
  05/29/07        06/01/07           8,600             $11.54        $   99,532.96
  05/30/07        06/04/07           7,500              11.45            86,167.50
  05/31/07        06/05/07           3,900              11.46            44,817.63
  06/01/07        06/08/07           1,600              11.43            18,344.00
  06/04/07        06/07/07           5,700              11.39            65,134.47
  06/06/07        06/21/07          17,600              11.23           198,292.16
  06/20/07        06/27/07          20,500              11.00           226,229.80
  06/21/07        06/26/07           9,500              10.89           103,786.55
  06/25/07        06/28/07           4,400              10.79            47,629.12
  06/26/07        06/29/07          26,000              10.72           279,669.00

                   TOTALS          105,300                           $1,169,603.19

REORGANIZATIONS
                  06/04/07       1,602,505
                  06/07/07       2,380,354
                  06/29/07       2,099,725

                                 6,082,584